

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Nasrat Hakim
Chief Executive Officer
Elite Pharmaceuticals Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647

> **Re: Elite Pharmaceuticals Inc.**
> **Form 10-K for fiscal year ended March 31, 2020**
> **Filed June 29, 2020**
> **File No. 001-15697**

Dear Mr. Hakim:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended March 31, 2020

Item 9A Controls and Procedures, page 66

1. In future filings, please separate the disclosures required by Item 307 of Regulation S-K related to your disclosure controls and procedures from your disclosures required by Item 308 of Regulation S-K related to your internal control over financial reporting. Also include the disclosure required by Item 308(a)(1) of Regulation S-K.

Exhibits

2. Please confirm to us that your future filings will include complete Section 906 certifications, referencing compliance with the requirements of both Section 13a and Section 15d of the Securities Exchange Act of 1934.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Kate Tillan at 202-551-3604 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences